Exhibit 99.1

Ebang International Holdings Inc. Acquires Exclusive Authorization of Patent Technology in Korea

Hangzhou, China, November 30, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, announced that the Company has entered into a technology license agreement (the “Agreement”) with Circle Line International Limited (“CL”) on November 27, 2020 to obtain CL’s exclusive license of its proprietary patent, Korean Patent Reg. No. 10-2137956, in Korea. Pursuant to the Agreement, CL grants the Company exclusive right to use the patent in Korea and export the product from Korea to other countries.

Mr. Dong Hu, Chairman and CEO of the Company, commented, “We are excited to acquire the exclusive authorization of Korean Patent Reg. No. 10-2137956 from CL. The core of this patent is AsicBoost, a method that can increase performance of Bitcoin mining by about 20%. The performance gain is achieved through a high-level optimization of the Bitcoin mining algorithm which allows for drastic reduction in gate count on the mining chip. The exclusive authorization of this patent reflects our determination to continue to protect the legitimate rights and interests of patent holders and strive to maintain fair market competition, and is expected to lay a solid foundation for the Company’s continuous offering of leading Bitcoin mining machines.”

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, with strong application-specific integrated circuit (ASIC) chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a fully-licensed digital asset financial service platform to provide professional, convenient and innovative trading services. For more information, please visit https://ir.ebang.com.cn/.

* According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com